ENVIRO-SERV, INC.
4210 W. Gray St., Suite 1
Tampa, FL  33609

May 5, 2016

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Tom Kluck
Legal Branch Chief
Office of Real Estate and Commodities
Washington, D.C. 20549

Re:           Request for Qualification for
Enviro-Serv, Inc.
Regulation A Offering Statement on Form 1-A
File No. 024-10394

Dear Mr. Kluck:

Enviro-Serv, Inc. (the “Issuer”) respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 2:00 p.m. Eastern Time on May 10, 2016 or as soon thereafter as is practicable.  We also confirm that the Regulation A offering is qualified to be sold in a state of the United States.

In addition, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Chris Trina
Chris Trina, CEO